Exhibit 99.1

Velodyne Lidar Reports Third Quarter 2021 Financial Results

•Proven technology executive, Dr. Theodore L. Tewksbury, to join Velodyne as Chief Executive Officer on November 10, 2021
•35 total active multi-year agreements as of November 1, 2021
•More than 4,400 sensor units shipped
•    Pipeline of 220 projects at November 1, 2021
•    $324.5 million of cash and short-term investments on the balance sheet at September 30, 2021

SAN JOSE – November 4, 2021 – Velodyne Lidar, Inc. (NASDAQ: VLDR, VLDRW), the leading lidar company, known worldwide for its broad portfolio of breakthrough lidar technologies, today announced financial results for its third quarter ended September 30, 2021.

Business and Financial Metrics

•    Units: Velodyne shipped a market leading more than 4,400 sensor units in the third quarter of 2021. The company also continued its leadership position in solid state sensor sales with more than 630 sensors sold.
•    Agreements: 35 total active multi-year agreements as of November 1, 2021.
•    Pipeline Strength: Velodyne’s multi-year agreement pipeline of projects grew to 220 at November 1, 2021.
•    Third quarter 2021 revenue of $13.1 million.
•    Revised full year 2021 revenue guidance to range between $60 and $63 million.
•    $324.5 million of cash and short-term investments on the balance sheet at September 30, 2021.

Drew Hamer, CFO of Velodyne Lidar, commented, “We are very excited that Dr. Theodore L. Tewksbury, a proven technology executive, will be joining Velodyne on November 10th as our Chief Executive Officer. We believe his extensive leadership experience in addition to his engineering expertise will be instrumental in extending our technology and manufacturing leadership and geographic footprint in the lidar industry.

“The use of lidar today in our served markets and emerging target markets continues to gain momentum. We are moving into the first wave of mass commercialization, in certain markets such as Industrial and Robotics, as demonstrated by the larger volumes of product ordered by our customers, who are now expecting consistency of performance across and within our various product lines. This is a natural evolution from the R&D purchases our customers have done with us historically, where test samples were acceptable. As we prepare for large scale volume purchases to satisfy customer demands predicting linearity of shipping orders is uncertain but not indicative of our view of the growing market opportunity. With a robust balance sheet, we are focused on accelerating roadmap improvements in commercial and engineering execution to provide for our customers at the level and consistency of quality we, as the global lidar leader, can deliver. We expect to ship approximately 4,000 sensors in the fourth quarter, for a full year total of over 15,000, which would be up approximately 28% as compared to the full year 2020.

“At Velodyne, we are demonstrating how lidar-based autonomous technology is changing and shaping automotive and industrial sectors and helping create sustainable and efficient infrastructure. We believe we are the only lidar company today, through our hardware and software solutions, that can provide a full circle of autonomy and safety. We continue to work toward long-term stakeholder value through our mission to democratize lidar-based safety and autonomy.”

Since the company’s earnings call in August, Velodyne announced multiple key business developments and operational developments which affirm the company’s ongoing success and support its long-term outlook:

Operational

•Dr. Theodore L. Tewksbury will join Velodyne as its Chief Executive Office on November 10, 2021. Tewksbury is a proven technology executive with more than 30 years of leadership experience across a series of public and private companies.
•Virginia Boulet was appointed to Velodyne’s Board of Directors. A corporate governance expert, Boulet brings to the company more than 30 years of experience in corporate and securities law at New Orleans’ three largest firms, more than 22 years of experience serving on public boards and many years of experience teaching corporate and securities law at Loyola Law School.

Business

•    The University of California, Irvine selected Velodyne’s Intelligent Infrastructure Solution, or IIS, for its Smart Cities Initiative. IIS will be used at 25 intersections as part of a $6 million road network project in Irvine, California.
•TOPODRONE, which is based in Switzerland and develops affordable, high-precision solutions for aerial surveys, signed a multiyear agreement for Velodyne’s sensors to be used for high-precision mapping and 3D modeling in demanding environments including farms, forests, infrastructure and more to support development that advances economic and sustainability goals.
•AGM Systems has deployed the Alpha Prime lidar sensor on the AGM-MS5.Prime, AGM’s latest high-performance mobile scanning solution. This is the second sensor type AGM System has purchased from Velodyne.
•MOV.AI is collaborating with Velodyne to provide robot manufacturers with enterprise-grade automation solutions, including mapping, navigation, obstacle avoidance and risk avoidance.
•Announced Renu Robotics signed a multiyear agreement for Velodyne’s Puck™ Sensors to revolutionizing vegetation management for solar energy facilities.

Financial Highlights

•Third Quarter Revenue: Total revenue of $13.1 million compared to $13.6 million in the second quarter of 2021. Product revenue was $11.8 million compared to $12.0 million in the second quarter of 2021. The overall product revenue was slightly down due to a combination of lower weighted average ASP than the prior quarter reflecting the ongoing evolution of the company’s product mix toward consumer affordable solid-state sensors and the company’s decision to standardize quality across and within its product lines, crucial for its customers as they ramp toward mass commercialization. License and services revenue of $1.3 million compared to $1.6 million in the second quarter of 2021.
•Third Quarter Gross Loss: GAAP gross loss was $4.7 million and non-GAAP gross loss was $4.2 million, compared to a second quarter 2021 GAAP gross loss of $5.8 million and non-GAAP gross loss of $5.3 million. Both the third and second quarter’s GAAP gross loss included $0.5 million of stock-based compensation expense, including employer taxes.
•    Third Quarter Operating Expenses: GAAP operating expenses of $50.0 million and non-GAAP operating expenses of $33.4 million. Second quarter 2021 GAAP operating expenses were $83.3 million and non-GAAP operating expenses were $28.8 million. GAAP operating expenses included $16.3 million of stock-based compensation expense, including employer taxes, compared to second quarter 2021 GAAP operating expenses that included $53.6 million of stock-based compensation expense.

•    Third Quarter Net Loss and EPS: GAAP net loss was $54.7 million and non-GAAP net loss was $37.5 million. GAAP net loss per share was $0.28 and non-GAAP net loss per share was $0.19. This compared to a second quarter of 2021 GAAP net loss of $79.2 million and non-GAAP net loss of $34.4 million. Second quarter of 2021 GAAP net loss per share was $0.41 and non-GAAP net loss per share was $0.18.
•    Shares Outstanding: EPS for the third quarter of 2021 is calculated using weighted average shares outstanding of 196.2 million. As of September 30, 2021, actual shares outstanding were 195.9 million.
•    Liquidity: Velodyne completed the quarter with $324.5 million in cash and short-term investments on its balance sheet.
• Nine Months Revenue: Total revenue for the nine-month period ended September 30, 2021, was $44.4 million, comprised of $34.3 million in product revenue and $10.0 million in license and services revenue. This compares to $77.5 million in the nine-month period ended September 30, 2020, of which $53.9 million was product revenue, including a one-time $11 million stocking fee, and $23.6 million was license and services revenue.
•Nine Months Net Loss: GAAP net loss for the nine-month period ended September 30, 2021, was $174.8 million and non-GAAP net loss was $98.0 million. This compares to a GAAP net loss of $38.4 million for the nine-month period ended September 30, 2020, and $45.0 million in non-GAAP net loss.

A reconciliation between historical GAAP and non-GAAP information is provided in the tables below.

Business Outlook and 2021 Guidance

“As we are refining our engineering and production processes to meet customer expectations for consistency of performance, in the third quarter we shifted approximately $4.3 million of product sales out to the fourth quarter of 2021 and first quarter of 2022. We now expect our full year 2021 revenue guidance to range between $60 million and $63 million, which does not include any contribution in the fourth quarter from non-recurring engineering fees,” concluded Hamer.

For the full year of 2021,

•Revenue is now expected to range between $60 and $63 million, driven by shipments of product to the company’s global customer base. There are no non-recurring engineering (NRE) fees included in the forecast, and contribution from these efforts would be upside to the guidance range.
•The company expects to produce and ship more than 15,000 sensors, up approximately 28% compared to 2020.
•Non-GAAP Gross margins are expected to range between negative 8% and 10%. This reflects weighted ASP and volume mix, and the delay in moving manufacturing offshore. On a GAAP basis, gross margins will include approximately $2.3 million of stock-based compensation expense.
•On a non-GAAP basis, operating expenses are expected to range between $125 and $129 million. General and administrative expenses are expected to increase by approximately 55% in 2021 due to increased public company and legal expenses. On a GAAP basis, operating expense will include approximately $89 million of stock-based compensation expense.
•On a GAAP basis, income tax expense is anticipated to be approximately $800,000.
•Weighted average shares outstanding for the year are estimated to be 193.9 million.

The company remains on track to sign three more multiyear agreements by December 31, 2021, bringing its total to 38 multiyear agreements.

As of the end of the third quarter, Velodyne estimates that it could have the opportunity for approximately $800 million of revenue from signed and awarded projects through 2025. The company estimates a pipeline of projects that are not yet signed and awarded of $4.2 billion through 2025.

Conference Call Information

Velodyne will host a conference call and live webcast for analysts and investors at 4:30 p.m. Eastern Time on November 4, 2021. Parties in the United States and Canada can access the call by dialing 877-270-2148. The webcast will be accessible on Velodyne’s investor relations website at https://investors.velodynelidar.com/. A telephonic replay of the conference call will be available through November 11, 2021. To access the replay, parties in the United States and Canada should call 877-344-7529 and enter conference code 10161061.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "will", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: the impact on our operations and financial condition from the effects of the current COVID-19 pandemic both on Velodyne’s business and those of its customers and suppliers; Velodyne’s ability to execute its business plan; the timing of revenue from existing customers, including uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties related to Velodyne Lidar’s estimates of the size of the markets for its products and future revenue opportunities, including projects that are not yet signed or awarded; the rate and degree of market acceptance of Velodyne Lidar’s products; the success of other competing lidar and sensor-related products and services that exist or may become available; rising costs adversely affecting Velodyne’s profitability; uncertainties related to Velodyne Lidar’s current litigation and potential litigation involving Velodyne Lidar or the validity or enforceability of Velodyne Lidar’s intellectual property; Velodyne Lidar’s ability to partner with and rely on third party manufacturers; general economic and market conditions impacting demand for Velodyne Lidar’s products and services; and changes in applicable laws or regulations.
Given these factors, as well as other variables that may affect Velodyne Lidar’s operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, or use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release relate only to events as of the date hereof. Velodyne Lidar undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Non-GAAP Financial Measures

In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe the non‑GAAP measures of non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP operating expenses, non‑GAAP operating loss, non-GAAP other income (expenses), non-GAAP provision for (benefit from) income taxes, non-GAAP net loss, non‑GAAP net loss per share, and Adjusted EBITDA are useful in evaluating our operating performance. Certain of these non-GAAP measures exclude stock-based compensation and related employer payroll taxes, litigation settlements, gain from sale of held-for-sale assets, write-off of deferred IPO costs, gain from forgiveness of PPP loan, amortization of acquisition-related intangibles assets, restructuring, and discrete tax items. We believe that non‑GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non‑GAAP information to supplement their GAAP results. The non‑GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly‑titled non‑GAAP measures used by other companies. Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures are used in this press release. The impact of these items in future periods is uncertain and depends on various factors. Accordingly, a reconciliation for forward-looking non-GAAP operating income is not available without unreasonable effort.

About Velodyne Lidar, Inc.

Velodyne Lidar (Nasdaq: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, the global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), robotics, unmanned aerial vehicles (UAV), smart cities and security. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, visit www.velodynelidar.com.

Investor Contact:

Andrew Chan
Head of Investor Relations
InvestorRelations@velodyne.com

Media Contact:

Codeword
Liv Allen
velodyne@codeword.com

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,144	$204,648
Short-term investments	267,395	145,636
Accounts receivable, net	9,576	13,979
Inventories, net	11,860	18,132
Prepaid and other current assets	10,862	22,319
Total current assets	356,837	404,714
Property, plant and equipment, net	14,088	16,805
Goodwill	1,189	1,189
Intangible assets, net	338	627
Contract assets	10,148	8,440
Other assets	19,274	937
Total assets	$401,874	$432,712
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,325	$7,721
Accrued expense and other current liabilities	32,793	50,349
Contract liabilities	7,609	7,323
Total current liabilities	44,727	65,393
Long-term tax liabilities	563	569
Other long-term liabilities	28,950	25,927
Total liabilities	74,240	91,889
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—
Common stock	20	18
Additional paid-in capital	816,710	656,717
Accumulated other comprehensive loss	(233)	(230)
Accumulated deficit	(488,863)	(315,682)
Total stockholders’ equity	327,634	340,823
Total liabilities and stockholders’ equity	$401,874	$432,712

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenue:
Product	$11,782	$11,970	$26,099	$34,345	$53,948
License and services	1,278	1,626	6,000	10,037	23,568
Total revenue	13,060	13,596	32,099	44,382	77,516
Cost of revenue:
Product	17,716	19,210	16,482	52,555	46,027
License and services	84	170	648	433	1,032
Total cost of revenue	17,800	19,380	17,130	52,988	47,059
Gross profit (loss)	(4,740)	(5,784)	14,969	(8,606)	30,457
Operating expenses:
Research and development	20,221	17,009	10,535	55,608	39,653
Sales and marketing	6,547	47,176	4,126	60,798	12,798
General and administrative	23,271	19,133	10,579	59,440	26,942
Gain on sale of assets held-for-sale	—	—	(7,529)	—	(7,529)
Restructuring	—	—	—	—	1,043
Total operating expenses	50,039	83,318	17,711	175,846	72,907
Operating loss	(54,779)	(89,102)	(2,742)	(184,452)	(42,450)
Interest income	109	109	2	321	119
Interest expense	(6)	(41)	(31)	(83)	(69)
Other income (expense), net	(22)	10,136	38	10,097	(105)
Loss before income taxes	(54,698)	(78,898)	(2,733)	(174,117)	(42,505)
Provision for (benefit from) income taxes	14	339	2,562	649	(4,098)
Net loss	$(54,712)	$(79,237)	$(5,295)	$(174,766)	$(38,407)
Net loss per share:
Basic and diluted	$(0.28)	$(0.41)	$(0.04)	$(0.91)	$(0.28)
Weighted-average shares used in computing net loss per share:
Basic and diluted	196,204,671	193,002,807	140,490,370	192,835,674	139,425,745

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash flows from operating activities:
Net loss	$(54,712)	$(5,295)	$(174,766)	$(38,407)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,094	2,091	6,208	6,342
Reduction in carrying amount of ROU assets	755	—	2,288	—
Write-off of deferred IPO costs	—	3,548	—	3,548
Stock-based compensation	16,645	85	81,370	241
Gain on sale of assets held-for-sale	—	(7,529)	—	(7,529)
Provision for doubtful accounts	(355)	16	2,070	525
Gain from forgiveness of PPP loan	—	—	(10,124)	—
Accretion on short-term investments	1,075	—	1,075	—
Other	(577)	4	(27)	74
Changes in operating assets and liabilities:
Accounts receivable, net	(10)	15,847	2,072	(8,067)
Inventories, net	4,816	1,134	6,273	3,329
Prepaid and other current assets	(630)	(429)	2,882	2,510
Contract assets	229	—	(2,209)	(8,439)
Other assets	61	94	67	358
Accounts payable	(1,672)	2,543	(3,352)	3,188
Accrued expenses and other liabilities	6,838	(306)	(2,323)	(9,812)
Contract liabilities	(2,004)	(8,885)	(1,740)	2,512
Net cash provided by (used in) operating activities	(27,447)	2,918	(90,236)	(49,627)
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,434)	(474)	(3,213)	(2,197)
Proceeds from sale of assets held-for-sale	—	12,275	—	12,275
Proceeds from sales of short-term investments	10,207	—	12,207	—
Proceeds from maturities of short-term investments	59,280	—	115,223	2,200
Purchase of short-term investments	(59,581)	—	(249,957)	—
Investment in notes receivable	—	—	(750)	—
Net cash provided by (used in) investing activities	8,472	11,801	(126,490)	12,278
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	—	—	—	19,919
Payment of transaction costs related to Business Combination	—	248,303	(20,005)	248,303
Repurchase of common stock	—	(1,801)	—	(1,801)
Proceeds from warrant exercises, net of $52 issuance costs paid	26	—	89,270	—
Tax withholding payment for vested equity awards	—	—	(37)	—
Cash paid for IPO costs	—	52	—	(1,144)
Proceeds from notes payable	—	—	—	10,000
Net cash provided by financing activities	26	246,554	69,228	275,277
Effect of exchange rate fluctuations on cash and cash equivalents	9	(49)	(6)	(79)
Net increase (decrease) in cash and cash equivalents	(18,940)	261,224	(147,504)	237,849
Beginning cash and cash equivalents	76,084	36,629	204,648	60,004
Ending cash and cash equivalents	$57,144	$297,853	$57,144	$297,853

VELODYNE LIDAR, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gross profit (loss) on GAAP basis	$(4,740)	$(5,784)	$14,969	$(8,606)	$30,457
Gross margin on GAAP basis	(36)%	(43)%	47%	(19)%	39%
Stock-based compensation and related employer payroll taxes	545	451	2	1,807	2
Gross profit (loss) on non-GAAP basis	$(4,195)	$(5,333)	$14,971	$(6,799)	$30,459
Gross margin on non-GAAP basis	(32)%	(39)%	47%	(15)%	39%

Operating expenses on GAAP basis	$50,039	$83,318	$17,711	$175,846	$72,907
Stock-based compensation and related employer payroll taxes	(16,262)	(53,625)	(83)	(83,233)	(239)
Legal settlements	(275)	(795)	—	(1,520)	(2,479)
Write-off of deferred IPO costs	—	—	(3,548)	—	(3,548)
Amortization of acquisition-related intangible assets	(96)	(96)	(96)	(288)	(288)
Restructuring charges	—	—	—	—	(1,043)
Operating expenses on non-GAAP basis	$33,406	$28,802	$13,984	$90,805	$65,310

Operating loss on GAAP basis	$(54,779)	$(89,102)	$(2,742)	$(184,452)	$(42,450)
Stock-based compensation and related employer payroll taxes	16,807	54,076	85	85,040	241
Legal settlements	275	795	—	1,520	2,479
Gain from sale of held-for-sale assets	—	—	(7,529)	—	(7,529)
Write-off of deferred IPO costs	—	—	3,548	—	3,548
Amortization of acquisition-related intangible assets	96	96	96	288	288
Restructuring charges	—	—	—	—	1,043
Operating loss on non-GAAP basis	$(37,601)	$(34,135)	$(6,542)	$(97,604)	$(42,380)

Other income (expense), net	$(22)	$10,136	$22	$10,097	$(105)
Gain from forgiveness of PPP loan	—	(10,124)	—	(10,124)	—
Other income (expense), net on non-GAAP basis	$(22)	$12	$22	$(27)	$(105)

Provision for (benefit from) income taxes on GAAP basis	$14	$339	$17	$649	$(4,098)
Non-GAAP tax reconciling adjustments	—	—	—	—	6,679
Provision for income taxes on non-GAAP basis	$14	$339	$17	$649	$2,581

Net loss on GAAP basis	$(54,712)	$(79,237)	$(5,295)	$(174,766)	$(38,407)
Stock-based compensation and related employer payroll taxes	16,807	54,076	85	85,040	241
Legal settlements	275	795	—	1,520	2,479
Gain from sale of held-for-sale assets	—	—	(7,529)	—	(7,529)
Write-off of deferred IPO costs	—	—	3,548	—	3,548
Amortization of acquisition-related intangible assets	96	96	96	288	288
Restructuring charges	—	—	—	—	1,043
Gain from forgiveness of PPP loan	—	(10,124)	—	(10,124)	—
Non-GAAP tax reconciling adjustments	—	—	—	—	(6,679)
Net loss on non-GAAP basis	$(37,534)	$(34,394)	$(9,095)	$(98,042)	$(45,016)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net loss per share on GAAP basis
Basic and diluted	$(0.28)	$(0.41)	$(0.04)	$(0.91)	$(0.28)
Weighted-average shares on GAAP basis
Basic and diluted	196,204,671	193,002,807	140,490,370	192,835,674	139,425,745

Net loss per share on non-GAAP basis
Basic and diluted	$(0.19)	$(0.18)	$(0.06)	$(0.51)	$(0.32)
Weighted-average shares on non-GAAP basis
Basic and diluted	196,204,671	193,002,807	140,490,370	192,835,674	139,425,745